APPENDIX A:
INVESTMENT RISKS

LIMITED OPERATING HISTORY

7th Street Slider Bar llc is a newly established entity and has limited history for prospective investors to consider.

YOU MIGHT LOSE YOUR MONEY

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of 7th Street Slider Bar llc to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

FINANCIAL FORECASTS RISKS

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which 7th Street Slider Bar llc and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, 7th Street Slider Bar llc is a newly established entity and therefore has limited operating history from which forecasts could be projected with.

LACK OF GUARANTY

The Notes are not personally guaranteed by any of the founders or any other person.

THE NOTES ARE UNSECURED AND UNINSURED

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

PAYMENTS AND RETURN ARE UNPREDICTABLE

Because your payments are based on the revenue of 7th Street Slider Bar llc, and the revenue of 7th Street Slider Bar llc can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

RELIANCE ON MANAGEMENT

As a securities holder, you will not be able to participate in 7th Street Slider Bar llc's management or vote on and/or influence any managerial decisions regarding 7th Street Slider Bar llc. Furthermore, if the founders or other key personnel of 7th Street Slider Bar llc were to leave 7th Street Slider Bar llc or become unable to work, 7th Street Slider Bar llc (and your investment) could suffer substantially.